UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 19)

AIRCASTLE LIMITED

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G0129K104

(CUSIP Number)

Marubeni Corporation

7-1 Nihonbashi 2-chome

Chuo-ku, Tokyo, 103-6060 Japan

Attention: General Manager

Telephone: 81 3 3282 7813

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

November 5, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,605,347
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,605,347

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,605,347
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%*
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Aviation Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,605,347
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,605,347

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,605,347
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%*
14.	TYPE OF REPORTING PERSON CO

CUSIP No. G0129K104

1.	NAME OF REPORTING PERSONS Marubeni Aviation Holding Coöperatief U.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 21,605,347
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 21,605,347

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,605,347
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.8%*
14.	TYPE OF REPORTING PERSON CO

*	Based on the 74,950,797 Common Shares that the Issuer reported as issued and outstanding as of August 2, 2019 in the Issuer’s Quarterly Report on Form 10-Q filed August 6, 2019.

Explanatory Statement

This Amendment No. 19 (“Amendment No. 19”) amends and supplements the statement on Schedule 13D filed by Marubeni Corporation (“Marubeni”) on June 17, 2013, as amended by Amendments Nos. 1 through 18 filed jointly by Marubeni, Marubeni Aviation Corporation (“MAC”) and Marubeni Aviation Holding Coöperatief U.A. (“MHC” and together with Marubeni and MAC, the “Reporting Persons”). The Schedule 13D, as so amended (the “Schedule 13D”), relates to the common shares, par value $0.01 per share (the “Common Shares”), of Aircastle Limited, a Bermuda exempted company (the “Issuer”). Unless otherwise indicated, each capitalized term used but not defined herein has the meaning assigned to such term in the Schedule 13D.

This Amendment No. 19 is being filed jointly by the Reporting Persons.

Item 3.	Source and Amount of Funds and Other Consideration

The information set forth in or incorporated by reference in Item 4 of this Amendment No. 19 is incorporated herein by reference in its entirety.

Item 4.	Purpose of Transaction

Item 4 is hereby supplemented by the addition of the following:

On November 5, 2019, the Issuer entered into an agreement and plan of merger (the “merger agreement”) with MM Air Limited, a Bermuda exempted company (“MMA”), and MM Air Merger Sub Limited, a Bermuda exempted company and a wholly owned subsidiary of MMA (“MMAMS”). MMA and MMAMS are newly formed entities controlled by Marubeni and Mizuho Leasing Company, Limited (“MLCL” and together with Marubeni, the “consortium”). The merger agreement provides for a transaction in which the consortium will acquire all of the outstanding Common Shares of the Issuer that are not already owned by the Reporting Persons, at a price of $32.00 per Common Share in cash. The consortium estimates that the aggregate consideration that will be payable under the merger agreement to the holders of the Common Shares not already owned by the Reporting Persons and to the holders of various equity based compensation awards is approximately $1,754 million. This estimate does not include transaction costs.

The Reporting Persons expect that when the transaction contemplated by the merger agreement is completed the Common Shares will be de-listed from the New York Stock Exchange and that the registration of the Common Shares under Section 12 of the Securities Exchange Act of 1934 will be terminated.

The transaction provided for in the merger agreement is subject to customary closing conditions, including approval by the Issuer’s shareholders and receipt of regulatory approvals. Concurrently with the execution of the merger agreement, the Issuer and the Reporting Persons entered into a voting and support agreement, pursuant to which among other things the Reporting Persons agreed to vote the Common Shares that they beneficially own in favor of the transaction.

Also in connection with the merger agreement, Marubeni and MLCL entered into a limited guaranty in favor of the Issuer pursuant to which they agreed to guarantee certain obligations of MMA under the merger agreement, including MMA’s obligation to pay the merger consideration. The guarantors’ obligations are several and not joint.

The consortium anticipates that the funding for the transaction will be provided by a combination of equity cash investments by the consortium members and debt financing. The transaction is not contingent on financing.

On November 6, 2019, Marubeni and MLCL entered into a memorandum of understanding (the “MOU”) in respect of the transaction provided for in the merger agreement, including in respect of their respective equity commitments to be used to fund a portion of the merger consideration payable under the merger agreement. Under the MOU, Marubeni remains free to vote, in its sole discretion, the Common Shares that it already owns until the transaction is completed. Also in the MOU, MLCL represents that it does not own any Common Shares.

The foregoing descriptions of the merger agreement, the voting and support agreement, the limited guaranty and the MOU do not purport to be complete and are subject to, and qualified by reference to, the respective full texts of those agreements, copies of which are attached as exhibits to this Amendment No. 19 and are incorporated herein by reference in their entirety.

Item 6.	Contracts, Arrangements, Understanding or Relationships with respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented by the addition of the following:

The information set forth in or incorporated by reference in Item 3 and Item 4 of this Amendment No.19 is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit Number	Description of Exhibit

Exhibit 7.20*	Agreement and Plan of Merger, dated as of November 5, 2019, among Aircastle Limited, MM Air Limited and MM Air Merger Sub Limited.

Exhibit 7.21	Voting and Support Agreement, dated as of November 5, 2019, by and among Aircastle Limited, Marubeni Corporation, Marubeni Aviation Corporation and Marubeni Aviation Holding Coöperatief U.A.

Exhibit 7.22	Limited Guaranty, dated as of November 5, 2019, by Marubeni Corporation and Mizuho Leasing Company, Limited, in favor of Aircastle Limited.

Exhibit 7.23	Memorandum of Understanding (Translation), dated November 6, 2019, between Marubeni Corporation and Mizuho Leasing Company, Limited.

*	Schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Reported Persons hereby undertake to furnish supplementally a copy of any omitted schedule to the SEC upon request.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 7, 2019

MARUBENI CORPORATION

By:	/s/ Takayuki Sakakida
Name:	Takayuki Sakakida
Title:	General Manager, Finance & Leasing Business Dept. – II

MARUBENI AVIATION CORPORATION

By:	/s/ Takayuki Sakakida
Name:	Takayuki Sakakida
Title:	Director

MARUBENI AVIATION HOLDING COÖPERATIEF U.A.

By:	/s/ Takayuki Sakakida
Name:	Takayuki Sakakida
Title	Managing Director